

May 7, 2013

<u>Via E-mail</u>
Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
1701 East "E" Street, PO Box 50850
Casper, Wyoming 82605-0850

> **Re:** **Uranerz Energy Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-32974**

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2012</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1.   We note the reference in the last paragraph of the audit report to an "unqualified" opinion on your internal control over financial reporting as of December 31, 2012. Based on your auditor's report on internal control over financial report filed under Item 9A herein, it appears your auditors issued an adverse opinion, not an unqualified opinion. Please advise your independent accountants to address this inconsistency and amend your Form 10-K accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining